Management's Discussion & Analysis

For the year ended December 31, 2024

This Management's Discussion and Analysis ("MD&A") of Integra Resources Corp.("Integra" or the "Company") and its subsidiaries has been prepared as at March 26, 2025 and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2024. All dollar amounts are expressed in United States ("US") dollars unless otherwise stated. The Company's consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Additional information relating to the Company, including its Annual Information Form for the year ended December 31, 2024 is available on the Company's website www.integraresources.com and on the Company's profile on the SEDAR+ website at www.sedarplus.ca.

This MD&A contains forward-looking information as further described in the "Forward-Looking Statements" section at the end of this MD&A. Reference to the risk factors described in the "Risk and Uncertainties" section and to the other cautionary language under the heading "Technical Information and Qualified Persons" at the end of this MD&A is advised.

DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

Integra is a growing precious metals producer focused on gold mining, mine development and mineral exploration activities in the Great Basin of the Western USA with a producing mine in Imlay, Nevada and two flagship development-stage heap leach projects: the past producing DeLamar Project in southwestern Idaho, and the Nevada North Project in western Nevada. The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona. Integra’s long-term vision is to become a leading USA focused mid-tier gold and silver producer. The Company is listed on the TSX Venture (“TSX-V”) under the trading symbol “ITR” and on the NYSE American under the ticker “ITRG”. The Company’s warrants trade on the TSX-V under the symbol ITR.WT.

As of March 26, 2025, the senior executives and directors of the Company were:

Anna Ladd-Kruger	Chair of the Board
George Salamis	President, Chief Executive Officer and Director
Andrée St-Germain	Chief Financial Officer
Clifford Lafleur	Chief Operating Officer
Timo Jauristo	Director
C.L. "Butch" Otter	Director
Carolyn Clark Loder	Director
Eric Tremblay	Director
Janet Yang	Director
Ian Atkinson	Director

The Company is incorporated under the Business Corporations Act (British Columbia) (the "BCBCA").

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6 and its registered office is located at 2200 RBC Place, 885 West Georgia Street Vancouver, BC V6C 3E8.

CORPORATE UPDATES

On November 8, 2024, the Company announced the closing of the acquisition of Florida Canyon Gold Inc. ("FCGI"), which owns the producing Florida Canyon mine located in Imlay, Nevada, USA. The Company acquired all of the issued and outstanding shares of FCGI at an exchange ratio of 0.467 common shares of the Company for each common share of FCGI ("FCGI Acquisition"). All outstanding FCGI options not exercised prior to the acquisition date were replaced with Integra options. Mexican assets previously owned by FCGI were sold to Heliostar Metals Ltd. prior to the completion of the FCGI Acquisition. The Company issued 65,213,010 common shares in exchange for all of FCGI's issued and outstanding common shares and replaced FCGI options into 92,301 Integra options, for a total consideration of $72.7 million.

Concurrently with the announcement of the FCGI Acquisition, Integra entered into an agreement on July 29, 2024, with Stifel Canada and Eight Capital, as co-lead underwriters and joint bookrunners, on behalf of a syndicate of underwriters in connection with a bought deal private placement offering of 14,900,000 subscription receipts of Integra at a price of $1.35 Canadian dollar (“CA”) ($0.99) per subscription receipt for gross proceeds to Integra of approximately $15.0 million. In connection with the closing of the FCGI Acquisition in November, the escrow release conditions in respect to the subscription receipts were satisfied, and the net proceeds of approximately $14.0 million were released to Integra on November 8, 2024 and each subscription receipt was converted into the Company’s shares on a one-for-one basis.

On November 8, 2024, the Company also announced that it had drawn a second advance under its up to $20.0 million convertible facility with Beedie Investments Ltd. in the principal amount of $5.0 million with a conversion price equal to $1.22 per Integra Share. The Company also amended some terms of the credit facility, such as the conversion price of the initial tranche and the maturity.

On March 13, 2024, the Company completed a bought deal public offering, pursuant to which the Company issued a total of 16,611,750 units at a price of CA$0.90 ($0.67) per unit for aggregate gross proceeds of CA$15.0 ($11.0 million. Each unit consists of one common share of the Company and one-half of one common share purchase warrant. Each warrant entitles the holder thereof to purchase one common share at an exercise price of CA$1.20 ($0.89) for a period of 36 months from the closing of the offering.

On March 8, 2024, Integra completed the acquisition of 17 patented claims in the Rich Gulch area of the DeLamar Project. Control of the Rich Gulch claims will provide operational flexibility to the Company in future mining and processing scenarios. Under the terms of the purchase agreement, the Company acquired all of the interests in exchange for $2.1 million, which was satisfied through the issuance of 2,959,769 common shares in the capital of the Company.

On February 21, 2024, the Company announced that through its wholly-owned subsidiary, DeLamar Mining Company, it entered into a binding agreement with Wheaton Precious Metals (Cayman) Co., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("Wheaton"). Under this agreement, Wheaton acquired a 1.5% net smelter returns royalty ("NSR") on metal production from all claims of the DeLamar and Florida Mountain Deposit for an aggregate cash purchase price of $9.8 million, paid in two installments. As of December 31, 2024, the Company had received both installments in full.

Senior Management and Board changes

Upon closing of the FCGI Acquisition on November 8, 2024, the Company appointed two new directors to the Board: Janet Yang and Ian Atkinson, former directors of FCGI. Sara Heston and Stephen de Jong resigned from the Board on the same day.

On January 10, 2025, the Company announced the appointment of George Salamis as President, Chief Executive Officer & Director and Anna Ladd-Kruger as Chair of the Board, effective immediately. Mr. Salamis succeeds Jason Kosec as Integra's President and Chief Executive Officer. Mr. Kosec has also resigned as a Director of the Company the same day. Mr. Salamis was previously the Executive Chair of the Company and Anna-Ladd Kruger was previously the lead director.

On February 20, 2025, the Company announced the appointment of Dale Kerner as Vice President Permitting.

On March 25, 2025, the Company announced the appointment of Clifford Lafleur as Chief Operating Officer.

FINANCIAL AND OPERATING HIGHLIGHTS

Consolidated		Three months ended December 31,		Year ended December 31,
Financial Data		2024	2023	2024	2023
Revenues	$000s	$30,350	$-	$30,350	$-
Cost of sales	$000s	(24,976)	-	(24,976)	-
Gross profit	$000s	5,374	-	5,374	-
Net income (loss)	$000s	9,531	(6,996)	(9,501)	(29,016)
Earnings (loss) per share, basic and diluted	$/share	$0.07	$(0.10)	$(0.10)	$(0.52)
Total sustaining capital expenditures	$000s	2,301	-	2,301	-

Florida Canyon Mine Operating Data		November 8 - December 31, 2024	Year ended December 31, 2024[1]
Gold produced	oz	10,984	72,229
Gold sold	oz	11,382	72,089
Average realized price[2]	$/oz sold	2,643	-
Cash cost[2]	$/oz sold	1,884	-
All-in-sustaining costs[2] ("AISC")	$/oz sold	2,103	-

1 Information provided includes Florida Canyon Mine pre-acquisition statistics.

2  Non-IFRS Measure; please see "Non-IFRS Measures" section

DISCUSSION OF OPERATING RESULTS

Florida Canyon Mine

Operating Statistics		November 8 - December 31, 2024	Year ended December 31, 2024[1]
Ore	000t	1,752	12,866
Waste	000t	788	8,829
Strip ratio	waste/ore	0.45	0.69
Ore direct to leach pads	000t	575	5,753
Ore crushed	000t	1,052	6,935
Total ore to leach pads	000t	1,627	12,688
Processed grade	g/t	0.25	0.28
Gold produced	oz	10,984	72,229
Gold sold	oz	11,382	72,089
Silver produced	oz	12,228	69,308
Silver sold	oz	8,952	69,336
Cash cost[2]	$/oz sold	1,884	-
AISC[2]	$/oz sold	2,103	-

1 Information provided included Florida Canyon Mine pre-acquisition statistics.

2  Non-IFRS Measure; please see "Non-IFRS Measures" section

The above table represents operating results for the period of ownership (November 8, 2024 to December 31, 2024) and for the full year of operation, which include pre-acquisition statistics. During the period of ownership, the Florida Canyon Mine mined 1.8 million ore tonnes and stacked 1.6 million ore tonnes on leach pads. Production totaled 10,984 gold ounces and 12,228 silver ounces, with sales of 11,382 gold ounces.

ADVANCED DEVELOPMENT PROJECTS

DeLamar Project

Engineering

The feasibility study at DeLamar continued to make progress in Q4 2024, with final metallurgical and engineering test work completed. Key achievements include:

• Optimization of the heap-leach pad footprint, reducing capital expenditures and improving infrastructure efficiency.

• Finalization of the gold and silver recovery model, confirming that tertiary crushing is unnecessary based on test work conducted at Forte Laboratory in Denver. Materials from DeLamar pit with clays requiring agglomeration will be screened at 1" with oversize conveyed to the pad and undersize conveyed to the agglomeration circuit.

• Advancements in mine sequencing and economic modeling in collaboration with Whittle Consulting.

• The elimination of the tertiary crushing opened the opportunity to revert to line power supplied by Idaho Power. The demand below 6MW will require only a transformer upgrade at the DeLamar site substation and a refurbishment of 8 miles of transmission line in the urban Caldwell area. Idaho Power is preparing a Construction Study to establish upgrade costs attributable to Integra.

• A water treatment plant with discharge of excess contact water, beyond needs for processing, will be discharged to Jordan Creek after treating to surface water standards.

• No gold/silver refinery is expected to be required at DeLamar. Precipitate from the Merrill Crowe process will be securely shipped to Florida Canyon for refining. This is expected to positively affect the air quality permitting and reduce capital expenditures and operating expenses.

Permitting

Throughout 2024, significant progress was made on the DeLamar Mine Plan of Operations ("MPO"), including key regulatory milestones, environmental surveys, and coordination with federal and state agencies. The Company focused on refining its operational and permitting strategy, addressing agency concerns, and advancing critical environmental and engineering studies. Key activities include:

• The preliminary MPO was submitted to the U.S Bureau of Land Management (“BLM”) in late 2023. In June 2024, the BLM confirmed that the MPO has met the content requirement of the United States Code of Federal Regulations Title 43 Subpart 3809.

• A strategy was developed in 2024 to incorporate feasibility study design changes into the MPO, with considerations including a direct revision to the MPO, evaluation as alternatives in the Environmental Impact Statement (“EIS”), or a combination of both.

• The Company engaged in ongoing discussions with the BLM, with respect to environmental baseline reports.

• Supplemental environmental baseline surveys were conducted in in the summer of 2024 to cover additional areas that are proposed for disturbance.

• Refined cap and cover designs for the Development Rock Storage Facilities (“DRSFs”) and new mitigation strategies in the mine pits were developed.

• Prior authorizations and bonding efforts were reconciled to confirm the status of reclamation obligations.

• Two new monitoring wells were installed in the Jordan Creek alluvium to support hydrogeological assessments.

• Coordination efforts between agencies, including the Idaho Department of Lands and the Idaho Department of Environmental Quality, were initiated to develop a project-specific Memorandum Of Understanding.

• On February 20, 2025, the Company announced the appointment of Dale Kerner as Vice President Permitting.

Nevada North Project

Drilling

A 10-hole, 1,940-meter drill program was successfully completed at the Wildcat Deposit in Nevada in Q2 and Q3 2024. The objectives were to refine geological, geotechnical, and metallurgical data while testing high-priority exploration targets at the same time. Core samples were sent to both geotechnical and metallurgical laboratories for further analysis. These results will strategically inform the next phase of studies, further refining project development and supporting future mine permitting efforts.

Integra issued an exploration update press-release dated December 12, 2024 with key findings:

• Infill drilling within the 2023 Preliminary Economic Assessment ("PEA") pit shell confirmed excellent oxide gold continuity, with intercepts including:

• WCCD-0017: 0.52 g/t Au over 62.5m

• WCCD-0018: 0.38 g/t Au over 64.6m

• WCCD-0019: 0.27 g/t Au over 147.5m

• Piezometer installations in key drill holes confirmed that the pit is expected to remain dry, simplifying permitting and operations.

• The exploration drilling performed well outside of the PEA pit shell and under cover rock which blinded the mineralized target, confirmed intense alteration and brecciation, reinforcing the potential for a high-grade breccia feeder system. Hole WCCD-0016 intercepted 213.8m of 0.25 g/t non-oxide Au, with strong hydrothermal brecciation and quartz veining, while WCCD-0015 intersected sediments beneath post-mineralization basalts, suggesting proximity to a targeted diatreme and hits 12.2m of 0.22 g/t non-oxide Au. For detailed drills results and sampling and QA/QC procedures, please see the Company's press release dated December 12, 2024 available under the Company's SEDAR+ profile at www.sedarplus.ca.

Permitting

The Environmental Assessment ("EA") for the Wildcat Exploration Plan of Operations was completed in 2024. The subsequent Finding of No Significant Impact and the Decision Record are still pending but are anticipated to be received in mid 2025. The first tranche of Sage Grouse Conservation Credits were acquired for the Wildcat Exploration Project in December 2024, achieving compliance with the Nevada Sagebrush Ecosystem Program.

Other Projects

No significant work is expected to be conducted on other projects, aside from some geophysical re-interpretation and detailed mapping at the Red Canyon project. This new work aims to improve understanding of existing mineralization and to identify new targets for future drilling campaigns.

External Affairs, Safety and, Environmental

Across all assets, performance in Health, Safety, and Environment was very strong in 2024 - underlining Integra's commitment to a high standard at all phases of the mine life cycle. A Lost Time Incidents Frequency Rate ("LTIFR") of 0.0 was recorded for Florida Canyon, DeLamar, and Nevada North. For the two month period following the acquisition of Florida Canyon in November, 2024, no reportable environmental incidents, spills, or non-compliance were recorded. For the year, no reportable environmental incidents were recorded at the Company's DeLamar and Nevada North Projects.

External Affairs saw year over year stakeholder engagement growth in 2024, engaging with roughly 11,800 stakeholders, versus 8,100 in 2023, and 6,200 in 2022. This growth in engagement aligns with and supports the Company's overall strategy as the DeLamar Project prepares to enter the federal permitting process in 2025, and as the team works to integrate with engagement activities underway at Florida Canyon. External Affairs engagement strategies, actions, goals and outcomes are captured in External Stakeholder Plans ("ESP") for each region and were updated to integrate with ongoing efforts at Florida Canyon. 2024 realized notable advancement in the Company's engagement with host communities, Tribal Nations, local, state and federal governments, and many other civic, non-profit, and educational institutions/organizations. Guided by the Community Investment Policy and overseen by the Company's staff-led Culture Committee, 2024 saw Integra maintain a strong support of its communities, with approximately $100,000 in direct and in-kind investments into local communities surrounding DeLamar and Nevada North, impacting approximately 23,500 stakeholders.

Integra's annual Sustainability Report underwent a shift in reporting standards and was published for the first time in accordance with the IFRS Foundation SASB Metals and Mining Standard.

2025 OUTLOOK

Corporate

As part of an ongoing initiative to strengthen Integra’s operating and development team, the Company announced the appointment of Dale Kerner as Vice President Permitting on February 20, 2025, and of Clifford Lafleur as Chief Operating Officer on March 25, 2025. Mr. Lafleur will oversee mining operations in an executive capacity at Florida Canyon and will play a crucial role in determining operating and cost guidance for the mine in 2025 and beyond. Mr. Lafleur will also take the lead on the ongoing and future mining and production optimization studies at Florida Canyon.

Florida Canyon Mine

The Company intends to provide formal 2025 operating and cost guidance in Q2 2025.

Florida Canyon is continuing to ramp up solution flow through its new Carbon-in-Column facility, which was constructed in 2024.

Several optimization studies are underway at Florida Canyon, a few of which are expected to be completed in H1 2025, while others will continue throughout 2025 and beyond. One of the optimization studies is the review of the mobile equipment fleet.

2025 sustaining capital expenditures includes expansion of the South Heap Leach Pad Phase III-b heap leach pad expansion, which is expected to amount to ~$12 million.

The Company established a price protection program for 2025 production with the purchase of put options. Utilizing put options effectively secures downside price protection while maintaining full exposure to gold price upside.

DeLamar Project

One of the Company’s strategic goals is to advance and de-risk the DeLamar, at a crucial time when accelerated regulatory permitting and development initiatives are being established in the United States, at both the federal and state levels.

The Company expects submitting its revised MPO by March 31, 2025 and anticipates advancing to the NEPA process before the end of the year.

The Company expects to publish the results of a feasibility study for DeLamar in mid-2025. The feasibility study contemplates an open-pit heap leach operation and will incorporate stockpile material that was included in the 2023 updated mineral reserves and resources at DeLamar.

Nevada North Project

The Environmental Assessment for the Wildcat Exploration Plan of Operations was completed in 2024. The subsequent Finding of No Significant Impact and the Decision Record are still pending but are anticipated to be received in mid-2025.

The Company anticipates completing a metallurgical testing program in H2 2025 and commencing a geochemistry program in Q2 2025.

PROPERTIES

The Company's flagship projects are the Florida Canyon Mine, the DeLamar Project (comprised of the DeLamar and Florida Mountain deposits), and the Nevada North Project (comprised of the Wildcat and Mountain View deposits). The Company also holds a portfolio of highly prospective early-stage exploration projects in Idaho, Nevada and Arizona.

Producing: Florida Canyon Mine, Nevada - Gold

Development Stage:

• DeLamar Project, Idaho - Gold & Silver

• Nevada North Project, Nevada - Gold

Early Exploration Stage:

• BlackSheep District, Idaho - Gold & Silver

• War Eagle Property, Idaho - Gold & Silver

• Red Canyon Property, Nevada - Gold

• Ocelot Property, Nevada - Gold

• Marr Property, Nevada - Gold

• Eden Property, Nevada - Gold

• Dune Property, Nevada - Gold

• Cerro Colorado Property, Arizona - Copper

Florida Canyon Mine, Nevada

The Florida Canyon mine is located 125 miles east of Reno, Nevada, and immediately south and east of Interstate 80. The nearest towns are Imlay, 9 miles northeast, Winnemucca, 40 miles northeast, and Lovelock, 33 miles southwest. Access is reliable via the Interstate year around.

The bulk of the information in this section is derived from the NI 43-101 technical report entitled: "NI 43-101 Technical Report, Florida Canyon Gold Mine, Pershing County, Nevada, USA" dated July 11, 2024, with an effective date of June 28, 2024 (the "Florida Canyon Report"). The Florida Canyon Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The mine was in continuous operation from 1986 through 2011 and then intermittently until 2015. It reopened in mid-2016 and has been in operation since that time.

Florida Canyon Mine is a conventional open pit hard rock gold and silver mining operation that uses conventional heap leach processing. Ore either goes through a two-stage crushing circuit for higher grade material, or is placed directly on the leach pad as run-of-mine ("ROM") for lower grade material. Solution is applied through drip tubes. Discharge (pregnant solution) from the bottom of the heap leach pad is sent to carbon columns. There is no intermediate or recycled solution. Loaded carbon is pressure stripped, gold is recovered by electrowinning and precipitate is melted into doré bars.

Mineral Resources and Reserves

Florida Canyon Mine Mineral Reserve Estimate

Notes:

1. Mineral reserves estimate has been converted into metric tonnes from short tons using a factor of 0.9072.

2. Mineral reserves are reported at the point of delivery to the process plant, using the 2014 CIM Definition Standards, with an effective date of December 31, 2024. The qualified person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") for the estimate is Ms. Terre Lane, MMSA QP, a Global Resource Engineering, Ltd. employee.

3. Mineral reserves are constrained within an open pit design that uses the following assumptions: gold price of US$1,800/oz considering only oxide material; gold recoveries varied by deposit and ore type, ranging from 45% to 64%; reference mining cost of $2.74/t mined in-situ and $2.08/t mined fill; processing cost of $4.97/t processed for oxide crushed material and $2.67/t for oxide ROM material; G&A costs of $1.20/t ore processed; treatment and refining costs of $6.57/oz gold recoverable; royalty costs of $88.00/oz gold recoverable; and pit slope inter-ramp angles ranged from 38–42° for rock and 30° for alluvium / fill.

4. Mineral reserves are reported at a cut-off grade ranging from 0.13 g/t to 0.20 g/t.

5. Mineral reserves include a stockpile of 1,934 kt at an average grade of 0.19 g/t and total contained gold of 11.57 koz.

6. Mineral reserves include heap leach inventory of 3,548 kt at an average grade of 0.29 g/t and total contained gold of 32.58 koz.

7. Numbers have been rounded and may not sum.

Florida Canyon Mine Mineral Resource Estimate

Notes:

1. Mineral resources estimate has been converted into metric tonnes from short tons using a factor of 0.9072.

2. Mineral resources are reported, using the 2014 CIM Definition Standards, with an effective date of December 31, 2024. The qualified person as defined under NI 43-101 for the estimate is Ms. Terre Lane, MMSA QP, a Global Resource Engineering, Ltd. employee.

3. Mineral resources are reported inclusive of those mineral resources converted to mineral reserves. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

4. Mineral resources are constrained within a conceptual open pit shell that uses the following assumptions: gold price of US$1,800/oz; gold recoveries ranging from 45% to 64% for oxides and 80% for sulfides; reference mining cost of $2.74/t mined in-situ and $2.08/t mined fill; processing cost of $4.97/t processed for oxide crushed material and $2.67/t processed for oxide ROM material; processing cost of $23.15/t processed for sulfide material; general and administrative costs of $1.20/t processed; treatment and refining costs of $6.57/oz Au recoverable; royalty of $88.00/oz Au recoverable, and pit slope overall angles ranging from 30–36°.

5. Mineral resources are reported at a cut-off grade ranging from 0.13 g/t to 0.20 g/t for oxides and is 0.56 g/t for sulfides.

6. Mineral resources include a stockpile of 1,934 kt at an average grade of 0.19 g/t and total contained gold of 11.57 koz.

7. Mineral resources include heap leach inventory of 3,548 kt at an average grade of 0.29 g/t and total contained gold of 32.58 koz.

8. Numbers have been rounded and may not sum.

The mine mineral resources are inclusive of the mineral reserves discussed below. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

DeLamar Project, Idaho

The DeLamar Project consists of the neighboring DeLamar deposit and Florida Mountain deposit.

The bulk of the information in this section is derived from the NI 43-101 technical report entitled: "Technical Report for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA", dated October 31, 2023 with an effective date of August 25, 2023 (the "DeLamar Report"). The DeLamar Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The DeLamar Report also includes the results of a pre-feasibility study ("PFS") and mineral reserve statement on the DeLamar Project previously included in the National Instrument 43-101 - Standards of Disclosure for Mineral Projects ( "NI 43-101") technical report titled "Technical Report and Preliminary Feasibility Study for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA" dated March 22, 2022 with an effective date of January 24, 2022.  The results of the PFS and the mineral reserve statement included therein and reproduced in the DeLamar Report remain unaffected by the updated mineral resource included in the DeLamar Report.  The PFS and mineral reserve statement have an effective date of January 24, 2022.  Sections 15, 16, 17, 18, 19, 21, 22, 23, and 24 have been reproduced in the DeLamar Report and have an effective date of January 24, 2022.

Mineral Resources and Reserves

DeLamar Project Mineral Reserve Estimate

Mineral reserves have been calculated for both the Florida Mountain and DeLamar deposits of the DeLamar Project.  The relevant author of the DeLamar Report has used measured and indicated mineral resources as the basis to define mineral reserves for both the DeLamar and Florida Mountain deposits.  Mineral reserve definition was done by first identifying ultimate pit limits using economic parameters and pit optimization techniques.  The resulting optimized pit shells were then used for guidance in pit design to allow access for equipment and personnel.  The relevant author of the DeLamar Report then considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social, and governmental factors for defining the estimated mineral reserves.

Total proven and probable mineral reserves for the DeLamar Project from all pit phases are 123,483,000 tonnes at an average grade of 0.45 g Au/t and 23.27 g Ag/t, for 1,787,000 ounces of gold and 92,403,000 ounces of silver.  The mineral reserves point of reference is the point where material is fed into the crusher.

Notes:

1. All estimates of mineral reserves have been prepared in accordance with NI 43-101 and are included within the current Measured and Indicated mineral resources.

2. Thomas L. Dyer, P.E. for RESPEC, in Reno, Nevada, is a Qualified Person as defined in NI 43-101, and is responsible for reporting Proven and Probable mineral reserves for the DeLamar Project. Mr. Dyer is independent of Integra.

3. Mineral reserves are based on prices of $1,650 per ounce Au and $21.00 per ounce Ag. The reserves were defined based on pit designs that were created to follow optimized pit shells created in Whittle. Pit designs followed pit slope recommendations provided by RESPEC.

4. Reserves are reported using block value cutoff grades representing the cost of processing:

5. Florida Mountain oxide leach cutoff grade value of $3.55/t.

6. Florida Mountain mixed leach cutoff grade value of $4.20/t.

7. Florida Mountain non-oxide mill cutoff grade value of $10.35/t.

8. DeLamar oxide leach cutoff grade value of $3.65/t

9. DeLamar mixed leach cutoff grade value of $4.65/t.

10. DeLamar non-oxide mill cutoff grade value of $15.00/t.

11. The mineral reserves point of reference is the point where is material is fed into the crusher.

12. The effective date of the mineral reserves estimate is January 24, 2022.

13. All ounces reported herein represent troy ounces, "g Au/t" represents grams per gold tonne and "g Ag/t" represents grams per silver tonne.

14. Columns may not sum due to rounding.

15. The estimate of mineral reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant  issues.

16. Energy prices of US$2.50 per gallon of diesel and $0.065 per kWh were used.

The mineral reserve statement has an effective date of January 24, 2022 and is unaffected by the mineral resource update included in the DeLamar Report.

DeLamar Project Mineral Resource Estimate

Mineral resources have been estimated for both the Florida Mountain and DeLamar deposit areas of the DeLamar Project.

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2. Michael M. Gustin, C.P.G. and Principal Consultant for RESPEC, is a Qualified Person as defined in NI 43-101, and is responsible for reporting mineral resources in this technical report. Mr. Gustin is independent of Integra.

3. In-Situ Oxide and Mixed and all Stockpile mineral resources are reported at a 0.17 and 0.1 g AuEq/t cut-off, respectively, in consideration of potential open-pit mining and heap-leach processing.

4. Non-Oxide mineral resources are reported at a 0.3 g AuEq/t cut-off at DeLamar and 0.2 g AuEq/t at Florida Mountain in consideration of potential open pit mining and grinding, flotation, ultra-fine regrind of concentrates, and either Albion or agitated cyanide-leaching of the reground concentrates.

5. The mineral resources are constrained by pit optimizations.

6. Gold equivalent grades were calculated using the metal prices and recoveries presented in Table 14.18 and Table 14.19.

7. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

8. The effective date of the mineral resources is August 25, 2023.

9. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

The project mineral resources are inclusive of the mineral reserves discussed below.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Nevada North Project, Nevada

The bulk of the information in this section is derived from the NI 43-101 technical report entitled: "NI 43-101 Technical Report Preliminary Economic Assessment for the Wildcat and Mountain View Projects, Pershing and Washoe Counties, Nevada, USA", dated July 30, 2023 with an effective date of June 28, 2023 (the "Nevada North Project Report"). The Nevada North Project Report is available for review under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

The Nevada North Project Report includes the results of the preliminary economic assessment ("PEA") for the combined Wildcat and Mountain View deposits and mineral resource statement for the Nevada North Project. The Nevada North Project Report PEA highlights include:

• After-tax Net Present Value ("NPV")(5%) of $309.6 million and 36.9% after-tax Internal Rate of Return ("IRR") using base case metal prices of $1,700/oz Au and $21.50/oz Ag

• Wildcat & Mountain View deposits generate combined annual production of ~94koz AuEq (gold equivalent using 77.7:1 Au/Ag ratio) from year 1-5 with average annual production of 80koz AuEq over the 13 year Life-of-Mine (“LOM”)

• LOM payable metals from Wildcat & Mountain View deposits of 1,043koz AuEq

• LOM site level cash costs of $882/oz AuEq on a co-product basis; LOM site level all-in sustaining cash costs ("AISC") of $973/oz AuEq on a co-product basis

• Year-1 initial capex of $115 million to begin operations at Wildcat

• Average oxide and transitional heap leach Au recovery of 71.4% at Wildcat deposit and 77.1% at Mountain View deposit

• Low combined LOM strip ratio of 1.21 (Wildcat deposit standalone strip ratio of 0.28)

• Total net free cash flow generated of $485 million over the LOM with average net annual free cash flow of $46 million from year 1-13

Mineral Resources

Nevada North Resource Estimate

Mineral resources have been estimated for both the Wildcat and Mountain View deposit areas of the Nevada North Project.

The qualified persons have classified the Nevada North mineral resource estimate as indicated, and inferred mineral resources, based on data density, search ellipse criteria and interpolation parameters. The resource estimate is considered to be a reasonable representation of the mineral resources of the Nevada North Project, based on the currently available data and geological knowledge. The mineral resource estimate follows the 2014 CIM Definition Standards on Mineral Resources and Reserves. The effective date of the mineral resource estimate is June 28, 2023.

Notes:

1. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

2.  William Lewis, P.Geo, and Alan S J San Martin, AusIMM(CP), of Micon International Limited have reviewed and validated the mineral resource estimate for Wildcat & Mountain View, respectively. Both are independent qualified persons as defined in NI 43-101.

3. The Wildcat Deposit estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$2.4/t, processing cost of US$3.7/t, G&A costs of US$0.5/t, and metallurgical gold recoveries varying from 73.0% to 52.0% and silver recoveries of 18%. An average bulk density of 2.6 g/cm3 was assigned to all mineralized rock types. The Inverse Distance cubed interpolation was used with a parent block size of 15.24 m x 15.24 m x 9.144 m.

4. The Mountain View Deposit estimate is reported for an open-pit mining scenario, based upon reasonable assumptions. The cut-off grade of 0.15 g/t Au was calculated using a gold price of US$1,800/oz, mining costs of US$1.67/t to US$2.27/t, processing cost of US$3.1/t, G&A costs of US$0.4/t, and metallurgical gold recoveries varying from 30.0% to 86.0% with a silver recovery of 20%. An average bulk density of 2.6 g/cm³ was assigned to all mineralized rock types. Inverse Distance cubed interpolation was used with a parent block size of 7.62 m x 7.62 m x 6.10 m.

5. Rounding as required by reporting guidelines may result in apparent discrepancies between tonnes, grades, and contained metal content.

6. The estimate of mineral resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

7. Neither Integra nor Micon' QP is aware of any known environmental, permitting, legal, title-related, taxation, socio-political, marketing, or other relevant issue that could materially affect the mineral resource estimate other than any information already disclosed in this report.

BlackSheep District, Idaho

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the BlackSheep District ("BlackSheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in BlackSheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The BlackSheep District to the northwest of the DeLamar deposit is comparable in geographical size to both the DeLamar and Florida Mountain deposits combined. The nature of the mineralization and alteration in BlackSheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the BlackSheep District showing highly anomalous gold and silver trends over significant lengths.

War Eagle Property, Idaho

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Gold Royalty Corp.to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain deposit. Upon exercise of the option (exercised in December 2022), Nevada Select transferred its right, title and interest in the State Lease to DeLamar Mining Company.

Red Canyon Property, Nevada

The Red Canyon property is located within the Antelope (Eureka) mining district in Nevada, 52 km northwest of Eureka. The property can be accessed from the town of Eureka by following US Highway 50 west for 40km to 3 Bar Road. This road is then followed north for approximately 50km to the intersection with the Red Canyon access road. Local roads and dirt tracks lead south and east to the main areas of interest on the Red Canyon property. The 6,650-acre land package consists of 348 unpatented claims. The claims are publicly owned lands administered by the U.S. BLM. Gold mineralization at Red Canyon is sediment-hosted, Carlin-style, including deeply oxidized bodies overlying sulfide mineralization. Currently there are no defined mineral resources at Red Canyon, but there are 10 drill-ready targets.

Ocelot Property, Nevada

The Ocelot (historically known as Zeno) property is located within the Shoshone Mountains in Nevada, 57km southwest from the world class Au deposits at Pipeline/Cortez. The 3,515-acre land package consists of 172 unpatented claims on publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Ocelot is strongly representative of a low sulfidation epithermal Au/Ag system, hosted in the Valmy Formation and volcano-sedimentary units overlying local quartzite basement rocks. Several target areas display broad zones of alteration including argilization (quartz-illite) and intense silicification with boiling textures, characteristic of the upper levels in epithermal systems. Several promising target zones at Ocelot display encouraging Au, As, Hg, and other pathfinder element data from previous sampling programs. Mapping reports broad zones of silicification and sinter on the property with assays up to 200 ppb Au. Historical shallow drilling reported intersections up to 0.01 opt Au associated with micro breccia veinlets.

Marr Property, Nevada

The Marr property is located within Antelope Valley, Nevada, located 60km southwest from the world-class Pipeline deposit. The 1,921-acre land package consists of 93 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Marr is believed to be a low sulfidation, epithermal Au/Ag epithermal. The target area is covered, with historical drilling reporting zones of broad argillic alteration and high-level exposures of a low-sulfidation system, as characterized by chalcedony and opaline veining with sinter terraces. Anomalous Au and pathfinder elements in high-level quartz-chalcedony veins with boiling textures are common.

Eden Property, Nevada

The Eden property is located on the northwestern side of the East Range in the western Nevada rift, along the Sleeper-Sandman trend. Eden is located 22km southwest of the Town of Winnemucca within Pershing and Humboldt Counties. The 1,223-acre land package consists of 68 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Eden represents a low sulfidation, epithermal Au/Ag system. The property can be accessed by a frontage road along Interstate 80. The target is hosted in permeable Cenozoic volcanic and sedimentary rocks cut by basaltic dikes with quartz veins along through-going "plumbing structures".

Dune Property, Nevada

The Dune property is located in the Humboldt River Valley in the western Nevada rift, along the Sleeper - Sandman trend. Dune is located 18km southwest of the Town of Winnemucca within Humboldt County. The 644-acre land package consists of 36 unpatented claims. The claims are publicly owned lands administered by the U.S. Bureau of Land Management (BLM). Mineralization at Dune consists of low sulfidation, epithermal Au-Ag typical of significant economic Au-Ag deposits of this region of Nevada. The property can be accessed via Jungo Road west from Winnemucca and then by an unimproved road approximately 3km to the south. The target concept is a structurally- and stratigraphically-controlled low sulfidation gold system, hosted by permeable Cenozoic volcanic and sedimentary rocks. A large part of the property is covered by quaternary gravels.

Cerro Colorado Property, Arizona

The Cerro Colorado property is located within a historic silver mining district, 70km southwest of Tucson, Arizona and is situated along the Laramide porphyry copper belt. Cerro Colorado is located 26km southwest of the historical Pima Mining District, which contains several active porphyry copper and skarn mining operations. Seven distinct areas of interest comprise the combined 10,097-acre land package, consisting of 229 unpatented claims on lands administered by the BLM and 14 Arizona State Land Department (ASLD) mineral leases situated on State of Arizona Lands. Cerro Colorado hosts numerous historical mining operations that exploited Ag-Au (±Cu)-bearing veins hosted by Jurassic and early Laramide volcanic rocks. District-scale and local alteration patterns indicate potential for porphyry copper mineralization within intrusive units beneath the volcanic host rocks. Limited historical drilling in intrusive units adjacent to Integra's areas done by Phelps Dodge and Mine Finders reported weakly mineralized porphyry copper intrusions. Recent academic work in the area suggests a lack of Cenozoic extension and dismemberment in the district, preserving the Ag-Au veins and associated deeper porphyry copper systems upright and intact below older volcanic rocks.

The Company announced in June 2024 an Option Agreement between Millennial Silver Nevada ("MSN") and GreenLight regarding the Cerro Colorado Property.  Pursuant to the terms of the Option Agreement, MSN granted GreenLight an exclusive option to purchase its interests in Millennial Arizona for a period of 12 months.

SELECTED ANNUAL INFORMATION

The following table sets forth selected annual financial information and operating highlights for the years noted:

		2024	2023	2022
Revenues	$000s	30,350	-	-
Net loss	($000s)	(9,501)	(29,016)	(19,807)
Loss per share	$/share	(0.10)	(0.52)	(0.71)
Total assets	$000s	237,084	82,388	61,422
Total current liabilities	$000s	50,142	16,671	15,391
Total non-current liabilities	$000s	56,387	25,196	24,708
Working capital (deficit)	$000s	64,403	(6,804)	1,603

Total assets as at December 31, 2024 increased compared to December 31, 2023 mostly due to cash, inventory, property, plant and equipment and restricted cash acquired with the FCGI Acquisition, and proceeds from two equity financings and a NSR sale, partially offset by revision of reclamation obligation. Total assets as at December 31, 2023 increased compared to as at December 31, 2022, mostly due to an increase in exploration and evaluation assets as a result of the Millennial acquisition. For further information on the Company’s exploration and evaluation assets, refer to note 10 of the Company’s audited consolidated financial statements for the years ended December 31, 2024 and 2023.

Working capital as at December 31, 2024 increased compared to the year ended December 31, 2023 mostly due to cash and inventory acquired with the FCGI Acquisition, proceeds from March and August 2024 equity financings and the NSR sale to Wheaton.

Total current liabilities increased as at December 31, 2024 compared as at December 31, 2023, mostly due to accounts payable and current portion of lease liabilities assumed with the FCGI acquisition and the November 2024 drawdown under the convertible debt facility. Total current liabilities slightly increased as at December 31, 2023 compared to as at December 31, 2022, as a result of an increase in convertible host liability (mostly due to increased loan interest rate), increases in trade and other payables and due to related parties. These increases were partially offset by a decrease in the convertible derivative component (due to a decrease in share price).

Total non-current liabilities increased as at December 31, 2024 compared to the year ended December 31, 2023 mostly due to long term portion of the reclamation and remediation liabilities and long term portion of lease liabilities assumed with the FCGI Acquisition. Total non-current liabilities slightly increased as at December 31, 2023 compared to as at December 31, 2022 mostly due to the reclamation and remediation liability increase and an increase in long-term lease liability, due to the Millennial acquisition.

SUMMARY OF QUARTERLY RESULTS

The following table presents selected quarterly financial information and operating highlights for each of the eight most recent quarters:

(US$000s)	Revenue	Net income (loss)	Net income (loss) per share
December 31, 2024	30,350	9,531	0.07
September 30, 2024	Nil	(6,761)	(0.08)
June 30, 2024	Nil	(6,776)	(0.07)
March 31, 2024	Nil	(5,495)	(0.08)
December 31, 2023	Nil	(6,996)	(0.10)
September 30, 2023	Nil	(8,073)	(0.12)
June 30, 2023	Nil	(7,303)	(0.11)
March 31, 2023	Nil	(6,643)	(0.19)

The net loss for all quarters prior to the fourth quarter of 2024 ("Q4 2024") was mostly driven by exploration and evaluation expenses, corporate general and administrative expenses (such as compensation, corporate development and marketing, office and administration, professional, and regulatory fees), and stock-based compensation expenses (non-cash item), partly offset by interest and rent income. Revenue generated in Q4 2024 was from the Florida Canyon mine for the period from November 8, 2024 to December 31, 2024.

DISCUSSION OF FINANCIAL RESULTS

	Three months ended December 31,		Years ended December 31,
(US$000s)	2024	2023	2024	2023

Revenues	30,350	-	30,350	-
Cost of sales
Production costs	(23,117)	-	(23,117)	-
Depreciation, depletion and amortization	(1,859)	-	(1,859)	-
Total cost of sales	(24,976)	-	(24,976)	-
Gross profit	5,374	-	5,374	-
Exploration and evaluation expenses	(2,682)	(4,721)	(14,150)	(22,009)
General and administrative expenses	(1,329)	(1,142)	(4,466)	(4,278)
Depreciation	(205)	(257)	(898)	(1,046)
Share-based compensation	(230)	(340)	(1,543)	(1,098)
Profit (loss) from operations	928	(6,460)	(15,683)	(28,431)
Net finance expenses	(892)	(566)	(2,739)	(1,871)
(Loss) gain on derivatives	(1,461)	(222)	(1,044)	964
Gain (loss) on debt modification	1,513	-	1,513	(98)
Other income	10,179	252	9,188	420
Income (loss) before income taxes	10,267	(6,996)	(8,765)	(29,016)
Income tax expense	(736)	-	(736)	-
Net income (loss)	9,531	(6,996)	(9,501)	(29,016)

Financial results for the three months ended December 31, 2024

Revenues

For the period following the acquisition of Florida Canyon mine on November 8, 2024, 11,382 gold ounces were sold at an average realized price of $2,643 per ounce, generating total revenue of $30.35 million.

Cost of sales

For the period following the acquisition of Florida Canyon mine, the cost of sales totaled $24.98 million, including $1.86 million depreciation, depletion and amortization expense for the period.

Exploration and evaluation expenses

During the three months ended December 31, 2024, exploration and evaluation expenses were $2.68 million, a decrease of $2.04 million compared to $4.72 million in 2023. The decrease in 2024 was primarily due to less drilling and exploration activities, mainly related to metallurgical and condemnation drilling at the DeLamar Project.

General and administrative expenses

The Company incurred $1.33 million in general and administrative expense ("G&A") during the current quarter (2023 - $1.14 million). The increase was mainly due to a slight increase in professional and regulatory fees in 2024.

Stock based compensation

The Company recognized $0.23 million stock based compensation expense in the current period (2023 - $0.34 million). The decrease was due to the timing of vesting of equity incentive awards granted and the share price on the grant dates from 2018 to 2024.

(Loss) gain on derivatives

Loss on derivative was $1.46 million during the three months ended December 31, 2024, compared to $0.22 million in the period of 2023. This change was primarily driven by a $1.13 million increase in fair value of the derivative component of the convertible debt facility, mainly due to a change in the Company’s share price. Additionally a $0.11 million loss was attributed to the gold put options entered into in 2024.

Net finance expenses

During the three months ended December 31, 2024, net finance expense was $0.89 million, an increase from $0.57 million in the same period of 2023. The increase was mainly due to higher convertible debt facility interest and accretion expenses.

Other income

Other income was $10.18 million during the three months ended December 31, 2024, compared to $0.25 million in the same period of 2023. The increase was due to $14.18 million bargain purchase gain related the FCGI acquisition, partially offset by $2.78 million transaction and integration costs for the FCGI acquisition and $0.48 million change in estimate on reclamation obligation for a closed mine. Please also see Note 5 of the accompanying audited consolidated financial statements for the year ended December 31, 2024.

Income tax expense

Income tax expense for the three months ended December 31, 2024 was $0.74 million, compared to $nil income tax expense in 2023. The change was primarily related to taxes on the Florida Canyon operations acquired by the Company during 2024.

Financial results for the year ended December 31, 2024

Revenues

For the period following the acquisition of Florida Canyon mine on November 8, 2024, 11,382 gold ounces were delivered at an average realized price of $2,643 per ounce, generating total revenue of $30.35 million.

Cost of sales

For the period following the acquisition of Florida Canyon mine, the cost of sales totaled $24.98 million, including $1.86 million depreciation, depletion and amortization expense for the period.

Exploration and evaluation expenses

During the year ended December 31, 2024, exploration and evaluation expenses were $14.15 million, a decrease of $7.86 million compared to $22.01 million in 2023. The decrease in 2024 was primarily due to less drilling and exploration activities, mainly related to stockpile, metallurgical and condemnation drilling at the DeLamar Project.

General and administrative expenses

The Company incurred $4.47 million in general and administrative expense during the current year (2023 - $4.28 million). The slight increase was mainly due to increased marketing activities in 2024.

Stock based compensation

The Company recognized $1.54 million stock based compensation expense in the current year (2023 - $1.10 million). The decrease was due to the timing of vesting of equity incentive awards granted and the share price on the grant dates from 2018 to 2024.

(Loss) gain on derivatives

Loss on derivatives was $1.04 million during the year ended December 31, 2024, compared to a gain of $0.96 million in 2023. This change was primarily driven by a $1.90 million increase in the fair value of the derivative component of the convertible debt, mainly due to the changes in the Company's share price. Additionally, a $0.11 million loss was attributed to the gold put options entered into in 2024.

Net finance expenses

During the year ended December 31, 2024, the net finance expense was $2.74 million, an increase from $1.87 million in the same period of 2023. The increase was mainly due to higher convertible debt facility interest and accretion expenses.

Other income

Other income was $9.19 million during the year ended December 31, 2024, compared to $0.42 million in 2023. The increase was due to $14.18 million bargain purchase gain related to the FCGI acquisition, partially offset by $3.86 million transaction and integration costs for the FCGI acquisition.

Income tax expense

Income tax expense for the year ended December 31, 2024 was $0.74 million, compared to $nil income tax expense in 2023. The change was primarily related to taxes on the Florida Canyon operations acquired by the Company during 2024.

LIQUIDITY AND CAPITAL RESOURCES

The Company began generating revenue in Q4 2024 following the acquisition of a producing gold mine, the Florida Canyon Mine, through the FCGI Acquisition. Management believes that the Company's liquidity as of the date of this MD&A, combined with future revenues and access to the undrawn $5.0 million convertible debt facility, will be sufficient to fund its operating activities, capital expenditures, and general corporate needs. The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year. The Company also protected its future cash flows by hedging 75% of its 2025 production through put options at $2,400/oz (see section “Financial Instruments” of this MD&A).

As at December 31, 2024, cash and cash equivalents balance was $52.19 million, compared to $8.82 million as at December 31, 2023. During the year ended December 31, 2024, the Company's working capital was $64.40 million, increased by $71.21 million compared to a deficit of $6.80 million in 2023, the increase was driven by inventory of $58.02 million and cash of $21.66 million acquired from the FCGI Acquisition.

As at December 31, 2024, the Company had a convertible debt facility of $16.57 million, maturing in July 2027.

Cash flows

Net cash used in operating activities in 2024 totaled $9.43 million, a decrease of $17.04 million compared to $26.52 million used in 2023. The decrease was mainly due to an increase in gross profit and a favourable comparative change in working capital.

Net cash provided by investing activities totaled $27.33 million in 2024, an increase of $31.52 million compared to $4.19 million cash used in 2023. The increase was mainly due to $21.66 million cash acquired on acquisition of FCGI and $9.75 million proceeds from sale of NSR on DeLamar to Wheaton Precious Metals.

Net cash provided by financing activities total $25.51 million, an increase of $2.04 million compared to $23.47 million in 2023, mainly due to $5.00 million advance drawdown under the convertible debt facility, partially offset by $1.88 million increase in lease payments as result of leases acquired from Florida Canyon mine (see section "Corporate Updates" of this MD&A).

The Company raised total net proceeds of approximately $19.6 million in March 2024 through a $9.9 million bought deal financing and $9.7 million via the sale of a 1.5% NSR to Wheaton. The table below summarizes the expected use of proceeds:

	Expected Use of Proceeds[1]	Actual Use of Proceeds[2]	Variance
March 2024 Financing ($ in millions)	March 2024 to February 2025	March 2024 to February 2025
DeLamar Project
Land Compliance and Site G&A	2.40	2.70	0.30
Development (incl Engineering/Permitting)	8.30	8.70	0.40
Exploration	0.40	0.40	-
Ongoing Reclamation / Water Treatment	0.90	0.90	-
Nevada North
Land Compliance and Site G&A	1.00	1.30	0.30
Development (incl Engineering/Permitting)	1.70	0.70	(1.00)
Exploration	1.80	1.50	(0.30)
Corporate G&A	3.10	3.40	0.30
Total	$19.60	$19.60	$-

1 Net proceeds disclosed in March 7, 2024 financing prospectus of C$26.4 million = US$19.6 million (March 7 exchange rate of 0.7422). Assumes full exercise of the over-allotment and both installments of the Wheaton royalty sale.

2 Actual use of proceeds figures include March to December 31, 2024 actual expenditures and estimated expenditures from January to February 2025.

3 Immaterial variance between disclosed expected use of proceeds and actual use of proceeds.

COMMITMENTS AND CONTINGENCIES

The Company's commitments at December 31, 2024 are as follows:

Obligations[1]	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total
Convertible debenture[2]	1,618	20,046	—	—	21,664
Material land payments	1,283	2,626	2,711	—	6,620
Lease liabilities	1,762	7,596	—	—	9,358
Reclamation and remediation liabilities[3]	1,727	6,673	6,744	68,036	83,180
	$6,390	$36,941	$9,455	$68,036	$120,822

1 Undiscounted cash expenditures.

2 Includes interest payments (payable in cash or shares, at the Company's option) and principal repayment.

3 Represents undiscounted uninflated future payments for the expected cost of mine reclamation and closure.

OFF-BALANCE SHEET ARRANGEMENTS

At December 31, 2024, the Company had no material off-balance sheet arrangements, such as guaranteed contracts, contingent interest in assets transferred to an entity, derivative instruments or any obligation that may trigger financing, liquidity, market or credit risk of the Company.

RELATED PARTY TRANSACTIONS

The Company's related parties include key management personnel and its subsidiaries. Transactions with the Company's subsidiaries have been eliminated on consolidation and are not disclosed in this note.

Key management personnel are those having authority and responsibility for planning, directing and controlling the activities of the Company and consist of directors and senior officers. The table below includes compensation for the Executive Chair, CEO, CFO, COO and Directors. The compensation and benefits of the Company's key management personnel are as follows:

	December 31, 2024	December 31, 2023
Compensation and benefits	1,447	2,161
Associate companies	47	2
Share-based compensation	853	610
	$2,347	$2,773

During the year ended December 31, 2024, the Company issued 145,783 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors.

During the year ended December 31, 2023, the Company issued 74,865 deferred share units to certain directors, in lieu of their directors' fees, as elected by those directors. The share-based payment related to these DSUs is included in the above table under stock-based compensation.

As at December 31, 2024, $0.68 million (2023 - $1.16 million) was due to related parties for payroll expenses, consulting fees, bonuses accruals, vacation accruals and other expenses.  As at December 31, 2024, receivables from related parties were $0.02 million (2023 - $0.02 million).

FINANCIAL INSTRUMENTS

Derivative contract options

During the year ended December 31, 2024, the Company entered into derivative contracts to manage its exposure to fluctuations in the spot gold price. Put options were purchased by the Company for a total of 32,400 ounces of forecast gold production, spread equally from January 2025 to December 2025, at the Florida Canyon mine with a strike price of $2,400 per ounce. The up-front premium for the put options was funded by cash payments of $0.80 million, of which $0.67 million was recorded as derivative assets and $0.13 million as prepaid. These derivatives were not designated as hedges under IFRS 9 and are classified as financial assets at FVTPL under IFRS 13-Fair value measurement. Accordingly, these derivatives assets were fair valued on market to market basis at the end of each reporting period using quoted observable inputs and the changes in fair value are recognized in the consolidated statements of loss and comprehensive loss.

A detailed description of risk management, financial instruments and their fair value is included in the audited consolidated financial statements for the years ended December 31, 2024 and 2023.

CHANGES IN ACCOUNTING POLICIES

The Company's material accounting policies, including any changes in accounting policies, are described in note 2 of the Company's audited consolidated financial statements for the years ended December 31, 2024 and 2023.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements requires management to make accounting estimates, judgments and assumptions that affect the amount reported in the consolidated financial statement and accompanying notes. Actual results may vary from these estimates. Estimates and underlying assumption are reviewed at each period end. Revision to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on the Company's significant accounting estimates and judgement, refer to note 3 of the Company's audited consolidated financial statements for the years ended December 31, 2024 and 2023.

EVENTS AFTER THE REPORTING PERIOD

On January 10, 2025, the Company announced the appointment of George Salamis as President, Chief Executive Officer & Director and Anna Ladd-Kruger as Chair of the Board, effective immediately. Mr. Salamis succeeds Jason Kosec as Integra’s President and Chief Executive Officer. Mr. Kosec has also resigned as a Director of the Company the same day. Mr. Salamis was previously the Executive Chair of the Company and Anna-Ladd Kruger was previously the lead director.

On February 20, 2025, the Company announced the appointment of Dale Kerner as Vice President Permitting.

On March 25, 2025, the Company announced the appointment of Clifford Lafleur as Chief Operating Officer.

On January 24, 2025, the Company granted a total of 1,362,415 options, 1,306,184 restricted share units, and 348,726 deferred share units (together, the "Equity Incentive Awards") to certain employees, executives, directors and consultants of the Company. The Equity Incentive Awards have been granted pursuant to the Company's Amended and Restated Equity Incentive Plan and are subject to vesting provisions. The options granted have an exercise price of C$1.37 per share and will expire 5 years from the date of grant.

NON-IFRS MEASURES

The Company provides certain non-IFRS measures as supplementary information that management believes may be useful to investors to explain the Company's financial results.

Average realized gold per ounce is calculated by dividing the Company's gross revenue from gold less silver sales for the relevant period by the gold sold, respectively. The Company believes the measure is useful in understanding the metal prices realized by the Company throughout the period.

"Cash cost per gold ounce sold" is a common financial performance measure in the gold mining industry but has no standard meaning under IFRS. The Company reports cash cost per ounce on a sales basis. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. This measure, along with sales, are considered to be key indicators of a Company's ability to generate operating profits and cash flow from its mining operations.

Cash cost per gold ounce sold figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is considered the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies.

The Company has provided "AISC" performance measure that reflects all the expenditures that required to produce an ounce of gold from operations at the Florida Canyon Mine. The World Gold Council definition of AISC seeks to extend the definition of cash cost by adding site general and administrative costs, reclamation and remediation costs (including accretion and amortization), exploration and study costs (capital and expensed), capitalized stripping costs and sustaining capital expenditures and represents the total costs of producing gold from current operations. AISC excludes income tax payments, interest costs, costs related to business acquisitions and items needed to normalize profits. Consequently, this measure is not representative of all of the Company's cash expenditures. In addition, the calculation of AISC does not include depreciation expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company's overall profitability.

"Adjusted net income (loss)" exclude a number of temporary or one-time items, which management believes not to be reflective of the underlying operations of the Company, including the impacts of: unrealized losses (gains) on derivatives, losses (gains) on disposal of assets, and other unusual or non-recurring items. The adjusting items are adjusted on a pre-tax basis and therefore the tax effects, included in income tax expense, will be adjusted to ensure adjusted earnings reflect all adjustments net of their respective tax effects.

The Company has included "working capital" to supplement its financial statements, which are presented in accordance with IFRS. The Corporation believes that this measure provides investors with an improved ability to evaluate the performance of the Corporation. Therefore, such measures may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

1. The following table reconciles revenue and gold sold during the period with average realized prices:

		November 8 - December 31, 2024
Revenue	$000s	$30,350
Less: silver revenue	$000s	(271)
Gold revenue	$000s	30,079
Gold sold	oz	11,382
Average realized gold price	$/oz	$2,643

2. The following tables provide reconciliations of cash cost per gold ounce sold and AISC per gold ounce for the Florida Canyon Mine:

		November 8 - December 31, 2024
Gold sold	oz	11,382
Production costs	$000s	23,117
Less: fair value adjustment on acquired mineral inventories	$000s	(3,646)
Lease payments	$000s	2,238
Less: silver sales	$000s	(271)
Total cash cost	$000s	21,439
Cash cost per gold ounce sold	$/oz	1,884

Total cash cost	$000s	21,439
Accretion and other expenses	$000s	191
Sustaining capital expenditures	$000s	2,301
Total AISC	$000s	23,931
AISC/Ounce	$/oz	2,103

3. Adjusted net loss excludes a number of temporary or one-time items detailed in the following table:

(in $000s, except share and per share amounts)	Three months ended December 31, 2024	Year ended December 31, 2024
Net income (loss)	$9,543	$(9,501)
Add back:
Gain on bargain purchase of FCGI	(14,181)	(14,181)
Fair value adjustment on acquired mineral inventories, net of taxes	2,736	2,736
Transaction and integration costs on the acquisition of FCGI	2,780	3,862
Unrealized losses on derivatives	1,461	1,044
Gain on disposal of assets	-	(109)
Adjusted net income (loss)	2,339	(16,149)
Weighted average number of common shares outstanding, basic	135,490,433	96,470,784
Weighted average number of common shares outstanding, diluted	136,596,095	96,470,784
Adjusted net earnings (loss) per basic and diluted shares	0.02	(0.17)

4. The following table summarizes working capital reconciliation as at December 31, 2024 and 2023.

(in $000s)	2024	2023
Current assets	$114,545	$9,867
Less: Current liabilities	50,142	16,671
Working capital (deficit)	$64,403	$(6,804)

The following non-IFRS measures are furnished to provide additional information about the Company’s development stage projects, the DeLamar Project and the Nevada North Project.

Cash Costs

Cash costs include site operating costs (mining, processing, site G&A), refinery costs and royalties, but excludes head office G&A and exploration expenses. While there is no standardized meaning of the measure across the industry, the Company believes that this measure is useful to external users in assessing future operating performance of the DeLamar and Nevada North Projects.

AISC

Site level AISC includes cash costs and sustaining and expansion capital but excludes head office G&A and exploration expenses. The Company believes that this measure is useful to external users in assessing future operating performance at the DeLamar and Nevada North Projects and the Company’s ability to generate free cash flow from potential operations.

Free Cash Flow

Free cash flows are revenues net of operating costs, royalties, capital expenditures and cash taxes.  The Company believes that this measure is useful to the external users in assessing the Company’s ability to generate cash flows from the DeLamar Project and the Nevada North Project

OUTSTANDING SHARE DATA

As at March 26, 2025
Common Shares	168,711,790
Stock Options[1]	3,864,834
Restricted Share Units	1,972,043
Deferred Share Units	979,167
Warrants	8,305,374
Issued and outstanding common shares (fully diluted)	183,833,208

1 Includes 3,835,684 options exercisable for one (1) Integra share and 624,452 options exercisable for 0.0467 Integra Share.

CHANGES IN ACCOUNTING POLICIES, ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the audited consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in note 3 of the audited consolidated financial statements for the years ended December 31, 2024 and 2023.

The Company's accounting policies are in accordance with IFRS and described in note 2 of the Company's audited consolidated financial statements for the years ended December 31, 2024 and 2023.

RISK AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future.

Readers are advised to study and consider risk factors disclosed in the Company's Annual Information Form for the fiscal year ended December 31, 2024, dated March 26, 2025 and available under the Company's issuer profile on SEDAR+ at www.sedarplus.ca.

CAUTIONARY NOTE TO US INVESTORS WITH RESPECT TO MINERAL RESOURCES

NI 43-101 is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Technical disclosure contained in this MD&A has been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission ("SEC") and resource information contained in this MD&A may not be comparable to similar information disclosed by domestic United States companies subject to the SEC's reporting and disclosure requirements.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by Raphael Dutaut (Ph.D., P.Geo, OGQ Membership 1301), Vice President Geology and Mining, who is a "Qualified Person" ("QP") as defined in NI43-101.

CORPORATE GOVERNANCE

Management and the Board recognizes the value of good corporate governance and the need to adopt best practices. The Corporation is committed to continuing to improve its corporate governance practices considering its stage of development and evolving best practices and regulatory guidance.

The Board has adopted a Board mandate outlining its responsibilities and defining its duties. The Board has five committees: the Audit Committee, the Compensation Committee, the Nomination and Corporate Governance Committee, the Technical and Safety Committee, and the Environmental Social Governance Committee. Each Committee has a committee charter, which outlines the Committee's mandate, procedures for calling a meeting, and provides access to outside resources.

The Board has also adopted a Code of Business Conduct and Ethics, which governs the ethical behavior of all employees, management, and directors. For more details on the Company's corporate governance practices, please refer to Integra's website (www.integraresources.com) and the statement of Corporate Governance contained in Integra's Management Information Circular dated June 21, 2024. The Management Information Circular is available on Integra's website (www.integraresources.com) and on SEDAR+ (www.sedarplus.ca).

The Corporation's Directors have expertise in exploration, metallurgy, mining, financial reporting and accounting, M&A, financing, permitting and government relations, mine development and mine operations, environmental considerations, human resources, governance, and relations with tribal nations and local communities. The Board meets at least four times per year.

CONTROL AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, as appropriate to allow for timely decisions about public disclosure. The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized, and reported within the applicable time periods and that required information is accumulated and communicated to the Company's management, so that decisions can be made about the timely disclosure of that information.

Management has evaluated the effectiveness of the design and operation of the Company's disclosure controls as of December 31, 2024 and concluded that the disclosure controls and procedures were effective.

Internal Controls over Financial Reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting as such term is defined in the rules of the National Instrument 52-109 in Canada ("NI 52-109") and Rules 13a-15(f) and 15d-15(f) of the United States Securities Exchange Act of 1934, as amended. The Company's internal controls over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company's financial reporting for external purposes in accordance with IFRS as issued by the IASB.

Based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, the Company's internal controls over financial reporting include:

a. Maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the  assets of the Company;

b. Providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;

c. Providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and

d. Providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company's consolidated financial statements would be prevented or detected on a timely basis.

Management has evaluated the effectiveness of the internal controls over financial reporting as of December 31, 2024 and concluded that those controls were effective.

Limitation of Controls and Procedures

Management believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, have their inherent limitations. Due to those limitations (resulting from unrealistic or unsuitable objectives, human judgment in decision making, human errors, management overriding internal control, circumventing controls by the individual acts of some persons, by collusion of two or more people, external events beyond the entity's control), internal control can only provide reasonable assurance that the objectives of the control system are met.

The design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Due to the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

There were no changes in internal controls of the Company during the years ended December 31, 2024 that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

Certain information set forth in this MD&A contains "forward‐looking statements" and "forward‐looking information" within the meaning of applicable Canadian securities legislation and in applicable United States securities law (referred to herein as forward‐looking statements). Except for statements of historical fact, certain information contained herein constitutes forward‐looking statements which includes, but is not limited to, statements with respect to: the future financial or operating performance of the Company and the Wildcat and Mountain View deposits (the "Nevada North Project"), the Florida Mountain and DeLamar deposits (the "DeLamar Project") and the Florida Canyon mine (the "Florida Canyon Mine" and together with the Nevada North Project and the DeLamar Project, the "Projects"); benefits from the acquisition of Florida Canyon Gold Inc. ("Florida Canyon") including, but not limited to, goals, synergies, opportunities, profile, project and production optimization, potential production of the Florida Canyon Mine and extension of mine life at the Florida Canyon Mine; expectations and timing related to guidance on the Florida Canyon Mine; expectations with respect to future cash flows from operations, net debt and financial results benefits results from work performed to date; the estimation of mineral resources and reserves; the realization of mineral resource and reserve estimates; the development, operational and economic results of economic studies on the Projects, including cash flows, revenue potential, development, capital and operating expenditures, development costs and timing thereof, extraction rates, production, life of mine projections and cost estimates; magnitude or quality of mineral deposits; anticipated advancement of permitting, optimization and the mine plans for the Projects, as applicable; exploration expenditures, costs and timing of the development of new deposits; underground exploration potential; costs and timing of future exploration; the completion and timing of future development studies; estimates of metallurgical recovery rates, including prospective use of the Albion Process; anticipated advancement of the Projects and future exploration prospects; requirements for additional capital; the future price of metals; government regulation of mining operations; environmental risks; relationships with local communities; the timing and possible outcome of pending regulatory matters; the realization of the expected economics of the Projects; future growth potential of the Projects; and future development plans. Forward-looking statements are often identified by the use of words such as "may", "will", "could", "would", "anticipate", 'believe", "expect", "intend", "potential", "estimate", "budget", "scheduled", "plans", "planned", "forecasts", "goals" and similar expressions.

Forward-looking statements are based on a number of factors and assumptions made by management and considered reasonable at the time such statement was made. Assumptions and factors include: expected synergies from acquisition of Florida Canyon; the Company's ability to complete its planned exploration and development programs; the absence of adverse conditions at the Projects; satisfying ongoing covenants under the Company's loan facilities; no unforeseen operational delays; no material delays in obtaining necessary permits; results of independent engineer technical reviews; the possibility of cost overruns and unanticipated costs and expenses; the price of gold remaining at levels that continue to render the Projects economic, as applicable; the Company's ability to continue raising necessary capital to finance operations; and the ability to realize on the mineral resource and reserve estimates. Forward‐looking statements necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or result expressed or implied by such forward‐looking statements. These risks and uncertainties include, but are not limited to: general business, economic and competitive uncertainties; the actual results of current and future exploration activities; conclusions of economic evaluations; meeting various expected cost estimates; benefits of certain technology usage; changes in project parameters and/or economic assessments as plans continue to be refined; future prices of metals; possible variations of mineral grade or recovery rates; the risk that actual costs may exceed estimated costs; geological, mining and exploration technical problems; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; risks related to local communities; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); title to properties; and other factors beyond the Company's control and as well as those factors included herein and elsewhere in the Company's public disclosure. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in the forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Readers are advised to study and consider risk factors disclosed in Integra's Annual Information Form dated March 26, 2025 for the fiscal year ended December 31, 2024, which is available on the SEDAR+ issuer profile for the Company at www.sedarplus.ca.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward-looking statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR+ at www.sedarplus.ca.

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the audited consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the audited consolidated financial statements with management. The Board of Directors has approved these audited consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

Chief Executive Officer

March 26, 2025